EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Eddie Heng
Tel: (852) 2555-5021	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Moriah Shilton & Cathy Mattison
Tel: (1 602) 978-7504	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: cmattison@lhai.com

Global Sources Announces Decision Not to Exercise Option for HC

International, Inc. Shares

NEW YORK, June 17, 2007– Global Sources Ltd. (NASDAQ: GSOL) (“Global Sources”) today announced its wholly-owned subsidiary, Trade Media Holdings Limited (“Trade Media Holdings”), will not exercise its option to increase its equity stake in HC International, Inc. (“HC International”) by an additional 171,908,134 HC International shares, at an exercise price of HK$2.2592 per share, or approximately US$0.2896 per share. This option will expire after June 20, 2007.

Trade Media Holdings will also not be exercising its other option to purchase Huicong Construction Co., Ltd.’s (“Huicong Construction”) 18% equity stake in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), at an aggregate exercise price of HK$248,944,924, or approximately US$31,916,016. Beijing Huicong is an 82% indirect subsidiary of HC International.

Global Sources, together with Trade Media Holdings, still collectively own a total of 62,652,000 HC International shares, representing an approximate 12.80% equity interest in HC International. Global Sources’ Chief Operating Officer, Craig Pepples, remains a non-executive director on the board of directors of both HC International and Beijing Huicong.

Global Sources’ Chairman and CEO Merle A. Hinrichs said, “Last June, Global Sources and HC International entered into a strategic partnership. Since then, Global Sources and HC International evaluated opportunities to work more closely together. After careful consideration, our board of directors has decided not to increase Global Sources’ equity stake in HC International at the pre-determined option exercise price, nor exercise our option to purchase Huicong Construction’s equity stake in Beijing Huicong. Nevertheless, we remain in a strategic relationship with HC International, and we will continue exploring cooperative opportunities.”

Hinrichs added, “We are continuing to aggressively pursue our own B2B initiatives in China’s domestic market.  Today, we have over 1,700 team members in China, in 44 locations. We recently announced the scheduled launch of two China Sourcing Fairs in Shanghai in December 2007 – China Sourcing Fair: Fashion Accessories and China Sourcing Fair: Baby & Children’s Products, and the scheduled launch of the Elegant Living magazine and web site in September.
These developments build on our solid foundation of a quarter century of interaction with customers in China. We already have a Chinese community of over 1 million registered online users and readers of Chinese language titles including Chief Executive China, ElectronicEngineering Times - China, Electronics Supply & Manufacturing - China, and Electronic Design - China. We expect to announce other initiatives for China’s domestic B2B market later this year.”

About Global Sources
Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 600,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 1.8 million products and more than 150,000 suppliers annually through 13 online marketplaces, 12 monthly magazines, over 100 sourcing research reports and nine specialized trade shows which run 22 times a year across seven cities.

Suppliers receive more than 13 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 36 years. In mainland China it has over 1,700 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.